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                         INTERNATIONAL HOME FOODS, INC.
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


EXHIBIT 12.1     COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                                                         Six Months Ended
                                                   June 30, 1998    June 30, 1997
                                                   -------------    -------------
Income before provision for income taxes            $     66,754     $     28,161

Add:

      Interest on term loans and notes                    44,822           49,466

      Amortization of debt cost                            1,771            2,299

      Interest Portion of rentals                          1,142              326
                                                    ------------     ------------

Income as adjusted                                  $    114,489     $     80,252

Fixed Charges

      Interest on term loans and notes              $     44,822     $     49,466

      Amortization of debt costs                           1,771            2,299

      Interest Portion of rentals                          1,142              326
                                                    ------------     ------------

      Total fixed charges                           $     47,735     $     52,091

Ratio of Earnings to Fixed Charges                          2.40             1.54
                                                    ============     ============

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